UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of January, 2014

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

On December 31, 2013, Jacada Ltd. (“Jacada” or the “Company”) held its Annual General Meeting of Shareholders for the 2012 fiscal year (the “2012 Annual Meeting”). All four (4) proposals submitted by Jacada’s Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the proxy statement with respect to the 2012 Annual Meeting (which was annexed as Exhibit 1 to the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on November 27, 2013) (the “Proxy Statement”), were approved at the 2012 Annual Meeting, including:

(1)

The election of Ms. Tzvia Broida to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director with financial and accounting expertise (as defined in the Israeli Companies Law - 1999) (the “Companies Law”), for a term of three years, until the third Annual General Meeting of Shareholders following the Meeting.

(2)	The approval of the compensation package offered to Ms. Broida and the execution of the Company’s standard directors and officers indemnification agreement with her;

(3)	The approval of a compensation policy for the Company's executive officers and directors, in accordance with the requirements of the Companies Law.

(4)

The approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2013 and for such additional period until the next Annual General Meeting of Shareholders, and the authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	January 2, 2014